1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com Jon Gaines jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

September 18, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Deborah O’Neal-Johnson, Division of Investment Management

Re:	Old Westbury Funds, Inc. (the “Registrant”)
(File Nos. 033-66528 and 811-07912)

Dear Ms. O’Neal-Johnson:

Thank you for your telephonic comments received on August 25, 2020 regarding Post-Effective Amendment No. 79 to the registration statement on Form N-1A for the Registrant with respect to Old Westbury Credit Income (the “Fund”), a new series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on July 7, 2020. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be made to the registration statement in Post-Effective Amendment No. 81 thereto (the “Amendment”) in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.	The Staff of the Securities and Exchange Commission (the “Staff”) noted that COVID related disclosure is included in the Foreign Market Risk disclosure. Please consider including additional disclosure in the Prospectus or SAI.

Response 1.	The disclosure has been revised accordingly.

Comment 2.	Please provide the completed fee table and expense example for the Fund in correspondence to the Staff at least one week in advance of filing the Amendment.

Response 2.	The completed fee tables and expense examples, which will be included in the Amendment, are as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Other Expenses[1]	0.30%
Total Annual Fund Operating Expenses	0.95%
Less Fee Waiver[2]	(0.10)%
Total Annual Fund Operating Expenses After Fee Waiver[2]	0.85%

1 “Other Expenses” are based on estimated amounts for the current fiscal year.

2 The Adviser has contractually committed through October 31, 2021 to waive its advisory fees to the extent necessary to maintain the net operating expense ratio of the Fund, excluding transaction costs, investment interest expense, dividend expenses associated with securities sold short and Acquired Fund Fees and Expenses (if any), at 0.85%. This commitment may not be changed or terminated at any time before October 31, 2021 without the approval of the Board of Directors.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated below and then redeem all of your shares at the end of these periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the contractual fee waiver). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$87	$292

Comment 3.	Please include a footnote to the fee table that states “Other Expenses” are based on estimated amounts.

Response 3.	The disclosure has been revised accordingly.

Comment 4.	Please confirm that the fee waiver agreement’s term will be at least one year from the effectiveness date of the registration statement.

Response 4.	We hereby confirm that the fee waiver agreement’s term will be at least one year from the effectiveness date of the registration statement.

Comment 5.	Please confirm whether the Adviser can recoup any fees that have been waived pursuant to a fee waiver agreement. If the Adviser can recoup please include the terms and conditions of the reimbursement disclosed in a footnote to the fee table.

Response 5.	The Adviser will not recoup waived fees pursuant to a fee waiver agreement.

Comment 6.	Please confirm what types of asset-backed securities the Fund will invest in and provide the approximate allocation for each type of asset-backed security.

Response 6.	The Fund may invest in asset-backed securities such as agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, and other asset-backed securities such as auto loan and credit card receivables. There is no specific limit on these investments, and as a new fund that is not yet operational, there is currently no particular allocation contemplated.

Comment 7.	Please confirm that for the purposes of the 80% rule that the value of derivatives are marked to market in the “Principal Investment Strategies” section.

Response 7.	We hereby confirm that the value of derivatives are marked to market.

Comment 8.	Please confirm whether dividend and interest expenses on securities sold short will be included in the fee table.

Response 8.	While the Fund may engage in short sales as an investment strategy, it is not anticipated that the expenses incurred associated with short sales (i.e., interest and dividend expenses) will be so extensive as to adjust the fee table presentation. If the expenses rise, they will be included in accordance with the form requirements.

Comment 9.	Please revise the disclosure in the “Principal Investment Strategy” section on page 4 related to duration to include a definition of duration and an example of how duration works.

Response 9.	The disclosure has been revised accordingly.

Comment 10.	Please revise the following sentence on page 4 in the “Principal Investment Strategy” section to including the parenthetical “junk bonds:” “These loans have floating interest rates that reset periodically (typically quarterly or monthly) and are often rated below investment grade.”

Response 10.	The disclosure has been revised accordingly.

Comment 11.	Please confirm that to the extent the Fund expects to enter into credit default swaps as a seller of protection that the Fund will segregate liquid assets sufficient to cover the notional value of such credit default swaps.

Response 11.	We acknowledge the comment and note that to the extent the Fund enters into credit default swaps as the seller of protection or uses total return swaps, it will do so in accordance with applicable Commission and Staff guidance.

Comment 12.	Please supplementally confirm that the Registrant has considered whether the Fund’s use of derivatives and related disclosure is appropriate. Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010). Please include in the principal investment strategies section of the Fund the specific derivatives instruments that the Fund intends to use. Please also include specified risk factors associated with a derivatives instrument.

Response 12.	We hereby confirm that the Registrant has considered and determined that the Fund’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 13.	Please consider whether the “Investments in Other Investment Companies” section on page 17 should be updated in light of Rule 6c-11.

Response 13.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 14.	In the section entitled “Investment Restrictions – Fundamental Limitations,” please include narrative disclosure to clarify that a Fund will consider the investments of its underlying investment companies when determining a Fund’s compliance with its concentration policies.

Response 14.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

* * * * *

If you have any questions, please feel free to contact me at (212) 641-5600.

Very truly yours,

/s/ Jonathan Gaines
Jonathan Gaines
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